Exhibit 99.49

TSX: JE.UN-T

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY INCOME FUND ANNOUNCES FINAL UPDATE ON

CONVERSION TO A CORPORATION — JUST ENERGY GROUP INC.

INITIAL DIVIDEND SET AT $0.10333 PER MONTH ($1.24 PER YEAR),

COMMENCING JANUARY 2011,

EQUAL TO CURRENT DISTRIBUTION

TORONTO, ONTARIO—December 16, 2010—

Just Energy Income Fund (“Just Energy”) announced today its final update with respect to the forthcoming conversion of the Fund from an income trust structure into a dividend paying corporation with the name Just Energy Group Inc. ( “JE”). Unitholders of the Fund and holders of exchangeable shares of Just Energy Exchange Corp. (“JEEC”) approved the conversion by way of a plan of arrangement (the “Arrangement”) at the Fund’s annual and special meeting held on June 29, 2010.

The conversion will be completed effective January 1, 2011. The board of JE has implemented an initial dividend policy pursuant to which monthly dividends have been set at $0.10333 per common share of JE ($1.24 annually) which is equal to the current distribution paid to Just Energy unitholders. The conversion is anticipated to offer a number of benefits, all of which are disclosed in the Fund’s management proxy circular dated May 27, 2010:

•	The unique nature of Just Energy as a high growth company with high return on invested capital will allow JE to pay both a substantial yield and continue to grow.

•	The receipt of $1.24 per year in dividends from JE will result in a substantially higher after tax cash return than that of $1.24 in distributions for most taxable Canadian unitholders.

•	As a corporation, it is anticipated that JE will have greater access to capital markets to the extent that issuance of common equity is required to grow through acquisition.

•	Foreign ownership limitations on trusts will not apply to JE.

•	The high dividend yield as a corporation combined with JE’s growth prospects should focus market attention on the value of JE’s common shares.

The Conversion:

Changes in Stock List

Effective at the opening of trading on January 4, 2011 the following securities of JE will be listed and posted for trading under the trading information set out below in substitution for the securities of the Fund (Symbols: JE.UN and JE.DB) and JEEC (Symbols: JEX and JEX.DBA) which will be delisted at that time.

Security Name	Old Symbol	New Symbol	New CUSIP #
Trust Units/Common Shares	JE.UN	JE	48213W101
6.0% Convertible Extendible Unsecured Subordinated Debentures (the “ Fund Debentures”) (1)	JE.DB	JE.DB	48213WAA9
Exchangeable Shares/Common Shares	JEX	JE	48213W101
6.0% Convertible Unsecured Debentures (the “JEEC. Debentures”) (1)	JEX.DBA	JE.DBA	48213WAB7

(1)	Effective January 1, 2011 the Fund Debentures and the JEEC Debentures will be assumed as obligations of JE.

The foregoing results from the Arrangement under the Canada Business Corporations Act involving the Fund and JEEC, among others.

As a result of the Arrangement, each unitholder of the Fund will receive one common share of JE in exchange for each trust unit of the Fund held. Holders of exchangeable shares of JEEC will receive one common share of JE for each exchangeable share held.

As the trust units and exchangeable shares trade in the “book entry” system, no certificates are issued to non-registered holders so that beneficial holders of trust units of the Fund and exchangeable shares of JEEC do not need to take any action in order to receive common shares of JE.

The Fund Debentures

Pursuant to the Arrangement and the supplemental indenture between JE, the Fund and Computershare Trust Company of Canada, among others, dated January 1, 2011, JE will assume all of the covenants and obligations of the Fund in respect of the outstanding 6.00% Convertible Extendible Unsecured Subordinated Debentures of the Fund issued on April 28, 2010 (the “Fund Debentures”). The Fund

Debentures assumed by JE are referred to as the “New Debentures”. The New Debentures will have all of the rights and entitlements of the Fund Debentures, except that the New Debentures will be convertible into common shares of JE at a conversion price of $18.00, with each $1,000 principal amount being convertible into 55.5556 common shares.

The payment of interest under the New Debentures will include the accrued interest under the Fund Debentures.

As the Fund Debentures trade in the “book entry” system and no certificates are issued to unregistered holders, no new certificates for the New Debentures will be issued to beneficial holders following the completion of the Arrangement and beneficial holders of New Debentures do not need to take any action.

The JEEC Debentures

Pursuant to the Arrangement and the supplemental indenture between JE, JEEC and Computershare Trust Company of Canada, among others, dated January 1, 2011, JE will assume all of the covenants and obligations of JEEC in respect of the outstanding 6.00% Convertible Unsecured Subordinated Debentures of JEEC issued on October 2, 2007 (the “JEEC Debentures). The JEEC Debentures assumed by JE are referred to as the “JE Debentures”.

The JE Debentures will have all of the rights and entitlements of the former Debentures, except that the JE Debentures will be convertible into common shares of JE on January 4, 2011 at a conversion price of $33.09, with each $1,000 principal amount being convertible into 30.22 common shares of JE.

The payment of interest under the JE Debentures will include the accrued interest under the former JEEC Debentures.

As the JEEC Debentures trade in the “book entry” system and no certificates are issued to unregistered holders, no new certificates for the JE Debentures will be issued following the completion of the Arrangement and beneficial holders of JEEC Debentures do not need to take any action.

This is anticipated to be a seamless transition that will occur on an automatic tax deferred basis for Canadian income tax purposes for unitholders and holders of JEEC exchangeable shares and the holders of Fund and JEEC Debentures. No tax elections need be made. The above referenced JE common shares and the two series of convertible debentures will commence trading on the TSX on January 4, 2011, the first trading day of 2011.

Directors, Officers

All of the current directors and senior officers of Just Energy Corp. (currently the administrator and attorney for the Fund), will be directors and officers of JE.

Employee Benefit Plans

The TSX has accepted for filing all amendments to the employee benefit plans required under the Plan of Arrangement. The UARs (under the current Fund UAR Plan), the Options (under the current Fund Option Plan) and the DUGs (under the current DCP Plan) will transition on a tax deferred basis to RSGs (restricted share grants), new Options and DSGs (deferred share grants), respectively, all exchangeable or exercisable, subject to vesting, commencing the Effective Time, into common shares of JE.

Dividend Reinvestment and Investment Share Purchase Plan

The current DRIP Plan has been revised and will be continued post December 31, 2010 to enable plan participants (who need not re-register under the continued Plan), to reinvest dividends (commencing with the dividend to be payable on January 31, 2011) received on JE common shares into additional JE common shares. The continued DRIP Plan and related Services Agreement (Computershare will remain as Administrator) have both been accepted by the TSX and CDS. The continued DRIP Plan is available at www.justenergy.com.

EllisDon Put

EllisDon Design Build Inc. (“EllisDon”) has elected to exercise its right under a shareholders’ agreement relating to JEEC’s subsidiary, Terra Grain Fuels Inc. (“TGF”), to put its one-third equity interest in TGF to JEEC for $10 million of exchangeable shares (approximately 690,000 JEEC exchangeable shares, assuming a $14.50 20 day volume weighted average trading price on the TSX). An equivalent number of common shares of JE will be issued to EllisDon on January 4, 2011. The TSX has conditionally agreed to list 750,000 Fund units which will automatically convert to JE common shares to accommodate the exercise of the Put.

Credit Agreement

In connection with the conversion, JE expects to amend and restate its current credit agreement with a syndicate of lenders which includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, The Bank of Nova Scotia, Alberta Treasury Branches and Société Générale to increase the available line for general corporate purposes to $350 million from $250 million, effective as of January 1, 2011. The increase in the credit facility will accommodate forecasted working capital requirements for expansion into new markets and customer growth in existing markets and provide financial capacity to pursue small acquisitions. It is also expected that the Toronto-Dominion Bank will become a lender under the amended and restated credit agreement.

As a result of the warm winter weather in early 2010, increased interest expense on debentures, and trust conversion costs, the Fund anticipates that there will not be any undistributed income available prior to the conversion and accordingly the Fund will not be in a position to pay a special distribution on Fund units or a special dividend on the JEEC exchangeable shares at December 31, 2010.

Rebecca MacDonald, Executive Chair of Just Energy, said: “This is a major step forward for Just Energy. We plan to be able to pay required income tax and maintain the $1.24 dividend rate. Our future dividend policy will be dependent on our future growth and cash requirements as well as future tax rates.”

Ken Hartwick, CEO of Just Energy, added: “Unitholders will be aware that most other trusts announcing their conversion to corporate structure have done so in combination with a cut to their payout, often a substantial cut. Those few who have been able to maintain their rate of distribution as a dividend have generally relied on a merger with companies bearing large tax losses or the previous existence of such losses. Just Energy is well positioned to operate as a corporation.”

The Fund

Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts and green energy products. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers. The Fund also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business. Management believes that the JustGreen products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless water heaters, air conditioners and furnaces to Ontario residents.

Through its subsidiary Terra Grain Fuels, the Fund produces and sells wheat-based ethanol.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, distributable cash, payments of distributions and dividends, and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206